Exhibit 99.1
Genetic Technologies
A.C.N. 009 212 328

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of Genetic Technologies Limited A.C.N. 009 212 328 will be held at:

10.00 am on Wednesday, 25 November 2009 at

‘Treetops’
Melbourne Museum,
11 Nicholson Street,
Carlton, Victoria 3053
Australia

BUSINESS

1.	CONSIDERATION OF FINANCIAL STATEMENTS

To receive and consider the Financial Report, Directors’ Report and Auditor’s Report for the year ended 30 June 2009.

2.	RE-ELECTION OF MR. FRED BART

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“To re-elect Mr. Fred Bart who retires by rotation in accordance with the Company’s Constitution and being eligible offers himself for re-election as a Director.”

3.	RE-ELECTION OF MR. SIDNEY CHARLES HACK

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

 “To re-elect Mr. Sidney Charles Hack who was appointed to the Board as a casual vacancy on 19 November 2008 and retires in accordance with the Company’s Constitution and being eligible offers himself for re-election as a Director.”

4.	RE-ELECTION OF MR. HUW DAVID JONES

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“To re-elect Mr. Huw David Jones who was appointed to the Board as a casual vacancy on 19 November 2008 and retires in accordance with the Company’s Constitution and being eligible offers himself for re-election as a Director.”

5.	RE-ELECTION OF DR. MALCOLM ROY BRANDON

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“To re-elect Dr. Malcolm Roy Brandon who was appointed to the Board as a casual vacancy on 5 October 2009 and retires in accordance with the Company’s Constitution and being eligible offers himself for re-election as a Director.”

6.	REMUNERATION REPORT

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That the Remuneration Report section of the Directors’ Report for the Company for the year ended 30 June 2009 be adopted.”

7.	APPOINTMENT OF AUDITOR

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

 “That subject to the Australian Securities and Investments Commission having accepted the resignation of Ernst & Young as the existing auditor of the Company by the date of the Annual General Meeting, PricewaterhouseCoopers, who has consented in writing to act as auditor of the Company, be appointed as auditor of the Company.”

Dated this 9th day of October 2009

By order of the Board

THOMAS G. HOWITT
Company Secretary

VOTING ENTITLEMENT NOTICE

For the purposes of the Meeting, the Company has determined that shares will be taken to be held by the persons registered as holders at 7.00 pm on Monday, 23 November 2009. Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting.

PROXIES

A shareholder entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy form may specify the proportion or number of votes which the proxy may exercise. If it does not specify the proportion or number of votes the proxy may exercise, each proxy may exercise half of the votes. A proxy need not be a shareholder. Proxy Forms must be lodged in accordance with the directions set out on the Proxy Form not later than 48 hours prior to the Meeting.

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of shareholders of the Company in connection with the business to be conducted at the Annual General Meeting of shareholders to be held on Wednesday, 25 November 2009. Each of the Directors supports each resolution and recommends that shareholders vote in favour of them.

1.	CONSIDERATION OF FINANCIAL STATEMENTS

Please refer to the Company’s 2009 Annual Report.

2.	RE-ELECTION OF MR. FRED BART

Mr. Bart, 54, retires by rotation in accordance with the Company’s Constitution and being eligible offers himself for re-election.

Mr. Bart has been involved in the textile industry for the last 25 years as well as being a significant investor in the resource and property sectors in Australia and overseas. He brings to the Company extensive commercial experience from his involvement in the manufacturing and textile industries.

He is also Chairman of Electro Optic Systems Holdings Limited and Global Properties Limited, both ASX-listed companies, and is a member of the Australian Institute of Company Directors. Mr. Bart was appointed to the Board on 26 October 1996 and was appointed as Non-Executive Chairman on 19 November 2008. He also serves as Chairman of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

3.	RE-ELECTION OF MR. SIDNEY CHARLES HACK

Mr. Hack, 71, was appointed as a casual vacancy after the last annual general meeting and retires in accordance with the Company’s Constitution and being eligible offers himself for re-election.

Mr. Hack was appointed to the Board on 19 November 2008. He also serves as Chairman of both the Company’s Audit Committee and its Corporate Governance Committee. He is a Certified Practising Accountant and Registered Company Auditor and retired in 2006 after serving 30 years as a senior partner of Hack Anderson & Thomas, Chartered Accountants. Mr. Hack has extensive experience in large company audits, financial planning and taxation and has served on various other Boards during his career.

4.	RE-ELECTION OF MR. HUW DAVID JONES

Mr. Jones, 46, was appointed as a casual vacancy after the last annual general meeting and retires in accordance with the Company’s Constitution and being eligible offers himself for re-election.

Mr. Jones was appointed to the Board on 19 November 2008. He also serves as a member of the Company’s Audit Committee and its Corporate Governance Committee and is currently Executive Director and Chief Executive Officer of Aeris Environmental Ltd., an ASX-listed environmental services company focused on the removal of biological contamination in food cold storage, air-conditioning and commercial water systems. Prior to joining Aeris, he was Managing Director of Datex-Ohmeda Australasia (now part of GE Healthcare).

EXPLANATORY MEMORANDUM (cont.)

5.	RE-ELECTION OF DR. MALCOLM ROY BRANDON

Dr. Brandon, 62, was appointed as a casual vacancy after the last annual general meeting and retires in accordance with the Company’s Constitution and being eligible offers himself for re-election.

Dr. Brandon was appointed to the Board on 5 October 2009. He also serves as a member of the Company’s Audit Committee. He has spent his career in the biotech and life sciences sector where he has over 35 years experience in commercially focused research and development and in building successful companies which have commercialised a wide range of Australian and international technologies. As the founding director of the Centre for Animal Biotechnology, he was also responsible for fund raising and the development of many important agricultural technologies and products. Dr. Brandon was co-founder and Director of Stem Cell Sciences Ltd. and Smart Drug Systems Inc. and is currently the Managing Director of genetics and artificial animal breeding company Clone International which uses cloning technologies to breed elite cattle, sheep and horses and to preserve the genetics of elite animals.

6.	REMUNERATION REPORT

Under the Corporations Act 2001, listed entities are required to put to the vote a resolution that the Remuneration Report section of the Directors’ Report be adopted. This Remuneration Report can be found on pages 31 to 38 of the Company’s 2009 Annual Report. It sets out a range of matters relating to the remuneration of Directors, the Company Secretary and Senior Executives of the Company. A vote on this resolution is advisory only and does not bind the Directors or the Company.

7.	APPOINTMENT OF AUDITOR

The Board of Genetic Technologies Limited recently sought a submission from PricewaterhouseCoopers (“PwC”) to provide audit services to the Company. In making its decision to seek shareholder approval to change auditor, the Board took into consideration the extent, quality and price of the services being offered by PwC, as well as a corporate governance desire to rotate the identity of the auditor from time to time. The Board now recommends that the shareholders consider the appointment of PwC as the new auditor of the Company.

In accordance with legislative requirements, the existing auditor, Ernst & Young, has made application to the Australian Securities and Investments Commission (“ASIC”) seeking its consent to resign as auditor at the Annual General Meeting (the “Meeting”). The Company anticipates that such consent will be obtained prior to the date of the Meeting. Assuming that this consent is obtained before the date of the Meeting (and advice will be provided to the Meeting whether such consent has been obtained), then the proposed change will take effect as at the date of the Meeting. Otherwise, the change will not take effect.

EXPLANATORY MEMORANDUM (cont.)

7.	APPOINTMENT OF AUDITOR (cont.)

Subject to receiving the abovementioned consent from ASIC and shareholder approval, PwC has consented in writing to its appointment as auditor. The following is a Notice of Nomination of PwC as auditor.

5 October 2009

Mr. T.G. Howitt
Company Secretary
Genetic Technologies Limited
60-66 Hanover Street
Fitzroy Vic. 3065

Dear Mr. Howitt,

NOTICE OF NOMINATION OF AUDITOR

As a shareholder of the Company, we hereby provide notice of nomination of PricewaterhouseCoopers as the proposed auditor of the Company for consideration of its appointment at the 2009 Annual General Meeting.

Yours sincerely

SECURITY & EQUITY RESOURCES LIMITED

FRED BART
Director

Genetic Technologies Limited
A.C.N. 009 212 328

60-66 Hanover Street
Fitzroy, Victoria 3065
Australia

Telephone +61 3 8412 7000
Facsimile  +61 3 8412 7040

www.gtg.com.au